deb shops, inc.





2002 annual report

Consolidated Financial Highlights

(in thousands, except per share data)	2003	2002	2001	2000	1999
					Year Ended January 31,
Net sales	**$317,722**	$307,582	$287,263	$270,032	$234,724
Gross margin	**$110,171**	$107,257	$ 97,206	$ 92,634	$ 70,710
Operating income	**$ 39,097**	$ 33,439	$ 34,477	$ 35,566	$ 21,312
Depreciation and amortization	**3,869**	3,926	4,737	4,141	3,814
Interest on capital lease obligation	—	111	190	257	312
EBITDA[1]	**$ 42,966**	$ 37,476	$ 39,404	$ 39,964	$ 25,438
Net income	**$ 25,488**	$ 23,590	$ 24,841	$ 24,462	$ 15,496
Net income per common share–basic	**$ 1.86**	$ 1.74	$ 1.85	$ 1.84	$ 1.18
Net income per common share–diluted	**$ 1.84**	$ 1.73	$ 1.83	$ 1.81	$ 1.17
Weighted average shares outstanding–basic	**13,672**	13,546	13,379	13,230	13,057
Weighted average shares outstanding–diluted	**13,815**	13,629	13,519	13,494	13,215
Total assets	**$213,390**	$195,943	$172,916	$148,271	$119,026
Capital lease obligation – long-term	—	—	$ 301	$ 741	$ 1,099
Shareholders' equity	**$178,038**	$157,958	$137,759	$114,818	$ 92,157
Book value per share at year end	**$ 13.01**	$ 11.59	$ 10.23	$ 8.61	$ 6.98
Cash dividends declared per share of common stock	**$ .425**	$ .325	$ .200	$ .200	$ .200

[1]EBITDA is a financial measure which is not recognized under accounting principles generally accepted in the United States ("US GAAP"). As required, the Company has presented the reconciliation of operating income, a US GAAP financial measure, to EBITDA.

Sales (in millions)


$234.7
$270.0
$287.3
$307.6
$317.7
1999
2000
2001
2002
2003

Net Income (in thousands)


$15,496
$24,462
$24,841
$23,590
$25,488
1999
2000
2001
2002
2003

EBITDA (in thousands)


$25,438
$39,964
$39,404
$37,476
$42,966
1999
2000
2001
2002
2003

Shareholders' Equity (in millions)


$92.2
$114.8
$137.8
$158.0
$178.0
1999
2000
2001
2002
2003

To Our Shareholders





Despite full-year increases versus fiscal 2002 in net sales, net income and income per share, the results of the fiscal year ended January 31, 2003 were disappointing. Business softened during the second half of the fiscal year, most notably during the fourth quarter, as evidenced by decreases in net sales, net income and diluted income per share versus the prior year period. The soft economy and poor weather in the fourth quarter affected even the most resilient retailers and unfortunately, Deb Shops was no exception.

Net sales increased 3.3% in fiscal 2003 to $317.7 million from $307.6 million in the preceding year. Fiscal 2003 net income was $25.5 million or $1.84 per diluted share, which is an increase of $1.9 million from $23.6 million or $1.73 per diluted share reported in fiscal 2002. The results for fiscal 2002 were negatively affected by the sale of our Atlantic Books subsidiary, which resulted in an after-tax loss of ($4.6) million or ($0.34) per share. Net income as a percentage of net sales was 8.0% in fiscal 2003 up from 7.7% in fiscal 2002.

Total assets were $213.4 million at January 31, 2003, an 8.9% increase from the preceding year-end. Shareholders' equity was $178.0 million, a 12.7% increase from the preceding year-end. Our working capital increased 14.3% to $151.3 million or 85.0% of shareholders' equity. As part of working capital, cash and cash equivalents represented 85.7% of shareholders' equity. Funds provided by operating activities were $27.6 million in fiscal 2003. Our current ratio was a very liquid 5.3 to 1.

During fiscal 2003 we opened 23 new apparel stores and closed five. We also remodeled 16 stores. Our store count is now 327 units in 41 states, including six Tops 'N Bottoms stores and one plus-size store. Our Tops 'N Bottoms department count is 18 units. We operate 107 plus-size departments within DEB stores. Our current plans are to open 10-15 stores, including 7-12 plus-size departments, and to remodel 10-15 stores. We are also scheduled to close four stores in the first half of fiscal 2004.

To strengthen our finance team, in February 2003 Lewis Lyons, CPA was promoted to Senior Vice President, Finance and Barry J. Susson, CPA joined us as Chief Financial Officer. Before joining Deb Shops, Mr. Susson spent several years in senior finance positions with other multi-state retailers and, prior to that, spent more than 14 years in public accounting. We also strengthened our real estate department with the November 2002 addition of Glenn S. Vogel as Director of Leasing. Mr. Vogel has more than 18 years of leasing experience.

We are pleased to report that in each of the last two fiscal years, we have increased our quarterly dividend by $0.025 per share and have declared a special dividend of $0.05 per share for our shareholders. We paid a total of $0.40 per share in dividends during fiscal 2003. We currently intend to follow a policy of regular quarterly dividends, subject to earnings, capital requirements and the operating and financial condition of the Company, among other factors.

We remain confident that our experience will enable us to withstand the current climate and refocus our business in a positive direction. As we look to fiscal 2004, we expect to continue growing our store base consistent with our opportunistic philosophy. Further, we will continue to exercise discipline and strive to ensure that each remodel or store opening provides a return on investment that delivers value to our shareholders. In combination with our ongoing merchandising and store operations efforts, we remain hopeful that we can offset the effects of the sluggish macro-environment.

As always, we express our sincere thanks to our employees, vendors, shareholders, and, of course, our customers, for their support.

Marvin Rounick
President

Warren Weiner
Executive Vice President

DEB is a chain of specialty apparel stores offering popularly priced, fashionable, coordinated sportswear, dresses, coats, lingerie, accessories, shoes, and novelty items to the junior and plus-sized fashion-conscious female.

DEB operates 321 stores, including one plus-size store, in 41 states principally in the East and Midwest and extending into New England, the South, Southwest and Pacific Northwest. The Company also operates 107 plus-size departments in DEB stores. Stores vary in size from approximately 4,000 to 14,000 square feet. The stores are primarily located in enclosed regional malls and selected strip shopping centers. At present, DEB operates in 23 strip shopping center locations. Tops 'N Bottoms, a wholly-owned subsidiary of DEB, operates a six-store chain in three states. The chain sells moderately priced men's and women's apparel. All Tops 'N Bottoms stores are situated in enclosed regional malls. Stores range in size from 2,400 to 3,400 square feet. Two of the



Tops 'N Bottoms stores operate as combination stores with DEB stores, and the Company operates 18 Tops 'N Bottoms departments within DEB stores.

DEB targets primarily enclosed regional malls for new stores. Final site selections are based on careful market evaluations, examinations of expected occupancy costs and projected sales. In addition, the Company remodels existing stores in conjunction with its ongoing program of lease renewals and extensions. In fiscal 2003, DEB remodeled 16 stores, with 10-15 stores scheduled to be remodeled in fiscal 2004. The Company carefully evaluates the profitability of individual stores, and closes those stores that it believes cannot become profitable or maintain profitability. DEB's overall store expansion and store closing plan is designed to improve the profitability of its portfolio of stores. In fiscal 2003, the Company opened 23 stores and closed five stores. The Company currently plans to open 10-15 new stores in fiscal 2004, three of which were opened as of April 10, 2003. The Company is

price



currently scheduled to close four stores in the first half of fiscal 2004, one of which has closed as of April 10, 2003. DEB will continue to close unprofitable stores, when appropriate, in the coming year.

The Company's merchandising philosophy is to provide its customers with the latest fashionable merchandise at very competitive prices.

Pricing continues to be the dominant factor that drives DEB's merchandising philosophy. DEB prices merchandise aggressively at the point of distribution and maintains a policy of selective weekly markdowns based on merchandise turnover. This enables the Company to maintain fresh inventories and to provide its customers with a broad selection of merchandise at appealing price points.

Visual merchandising is essential to the Company's business. DEB provides customers with a wide range of merchandise, which is attractively presented. DEB uses coordinated and accessorized fashion

choice



displays to encourage multiple purchases. The Company replenishes store inventories twice weekly to provide a constantly changing and updated choice of merchandise.

The Internet remains a growth opportunity for retailers, and DEB embraces that opportunity enthusiastically. The Company's website, debshops.com, serves as a fun and exciting marketing tool that promotes the Company and its stores and provides investor and company information. The website shows up-to-date seasonal fashions that can be found at the Company's stores. At certain times of the year, customers can use the Company's website to select special occasion dresses that can be ordered via a toll-free telephone number. The Company believes that debshops.com will continue to drive sales towards stores and increase DEB's name recognition.

The Company's computer-controlled sorting and distribution system, which is located in its 280,000 square foot warehouse, affords a highly

beauty



efficient means of distributing merchandise. The distribution system, warehouse space and office facility provide the Company with the capacity to accommodate up to 600 stores in a single shift.

DEB's point-of-sale merchandise data system provides daily sales results from each store. The Company uses this information to react promptly to consumer buying trends. Accurate decisions for purchasing and markdowns are vital to maintaining a competitive position in the current retail environment. DEB's merchandising personnel use the data processing system to distribute goods and restock stores.

DEB's experienced management team and financial flexibility have been key contributing factors to the strength of its operations. The management group consists of individuals who believe in the philosophies on which the organization was founded and share its dedication to long-term growth.



Index to Consolidated Statements

Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders of Deb Shops, Inc.

We have audited the accompanying consolidated balance sheets of Deb Shops, Inc. and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deb Shops, Inc. and subsidiaries at January 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Philadelphia, Pennsylvania
March 5, 2003

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Forward-Looking Statements

Deb Shops, Inc. (the "Company") has made in this report, and from time to time may otherwise make, "forward-looking statements" (as that term is defined under federal securities laws) concerning the Company's future operations, performance, profitability, revenues, expenses and financial condition. This report includes, in particular, forward-looking statements regarding expectations of future performance, store openings and closings and other matters. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors. Such factors may include, but are not limited to, the Company's ability to improve or maintain sales and margins, respond to changes in fashion, find suitable retail locations and attract and retain key management personnel. Such factors may also include other risks and uncertainties detailed in the Company's other filings with the Securities and Exchange Commission ("SEC"). The Company assumes no obligation to update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

The Company operates women's specialty retail apparel stores offering popularly priced, fashionable, coordinated sportswear, dresses, coats, lingerie, accessories, shoes, and novelty items for junior and plus sizes. The Company also operates Tops 'N Bottoms stores which sell moderately priced men's and women's apparel.

Effective as of September 30, 2001, the Company sold the stock of its subsidiary, Books Management, Inc. ("BMI"). For the eight months ended September 30, 2001, BMI had net sales of $11,897,000 and operating income of $662,000. As a result of the transaction, the Company recorded a pretax loss of $7,381,000 ($4,611,000 net of tax, or a loss per share of ($0.34)).

Results of operations for the Company for the fiscal years ended January 31, 2003 ("fiscal 2003"), 2002 ("fiscal 2002") and 2001 ("fiscal 2001"), are discussed below on a consolidated basis and separately for the apparel business to provide relevant information concerning the Company's retail apparel store business.

Results of Operations - Consolidated

Consolidated net sales increased $10,139,000 (3.3%) to $317,722,000 in fiscal 2003 from $307,582,000 in fiscal 2002, and increased $20,319,000 (7.1%) in fiscal 2002 over fiscal 2001. The increases in fiscal 2003 and 2002 were the result of increased sales in the apparel division.

The changes in net sales, cost of sales, selling and administrative expenses and operating income are more fully described in the section on the apparel business that follows.

Other income, principally interest, decreased ($2,037,000) (52.2%) to $1,864,000 in fiscal 2003 from $3,901,000 in fiscal 2002 and decreased ($1,364,000) (25.9%) in fiscal 2002 compared to fiscal 2001. Other income is offset by losses on disposition of fixed assets. The decrease in both fiscal periods was primarily the result of declining interest rates, partially offset by higher cash balances.

Income before income taxes increased $3,621,000 (9.7%) to $40,960,000 in fiscal 2003 from $37,340,000 in fiscal 2002 and decreased ($2,401,000) (6.0%) in fiscal 2002 compared to fiscal 2001. The increase in fiscal 2003 is primarily due to the loss from the sale of BMI recorded in fiscal 2002. Increases in cost of sales and selling and administrative expenses and a reduction in other income were the primary contributors to the overall decline in income before income taxes after considering the loss on the sale of BMI in fiscal 2002. The decrease in fiscal 2002 was due to the loss on the sale of BMI and a reduction in other income that offset an increase in operating income before the effect of the BMI loss. The effective income tax rate was 37.8% for fiscal 2003, 36.8% for fiscal 2002 and 37.5% for fiscal 2001. The effective income tax rates for fiscal 2003, fiscal 2002 and fiscal 2001 are greater than the statutory federal rate, primarily as the result of state income tax expense, partially offset by tax-exempt interest.

Results of Operations – Apparel Business

Net sales increased $22,037,000 (7.5%) to $317,722,000 in fiscal 2003 from $295,685,000 in fiscal 2002 and increased $26,075,000 (9.7%) in fiscal 2002 over fiscal 2001. The increase in fiscal 2003 resulted primarily from an increase in the number of stores in operation. Comparable store sales increased 0.1% during the period. The increase in fiscal 2002 resulted primarily from an increase in the number of stores in operation and, to a lesser extent, from an increase in comparable store sales of 3.8%.

The following table sets forth certain store information:

	Store Data[1] Year Ended January 31,		
	2003	2002	2001
Stores open at end of the year	**327**	309	291
Average number in operation during the year	**320**	295	290
Average net sales per store (in thousands)	**$ 994**	$1,002	$ 930
Average operating income per store (in thousands)	**$ 122**	$ 138	$ 121
Comparable store sales[2] – percent change	**0.1%**	3.8%	1.5%

[1]Includes Tops 'N Bottoms stores. [2]Comparable store sales includes stores opened for both periods, in the current format and location. A store is added to the comparable store base in its 13th month of operation.

Cost of sales, including buying and occupancy costs, increased $15,742,000 (8.2%) to $207,526,000 in fiscal 2003 from $191,784,000 in fiscal 2002, and increased $14,968,000 (8.5%) in fiscal 2002 over fiscal 2001. The fiscal 2003 and fiscal 2002 increases in cost of sales, including buying and occupancy costs, are principally due to the increases in net sales. As a percentage of net sales, these costs were 65.3% for fiscal 2003, 64.9% for fiscal 2002 and 65.6% for fiscal 2001. For fiscal 2003, the increase in cost of sales, including buying and occupancy costs, as a percentage of net sales, was due to decreased margins in the fourth quarter. For fiscal 2002, the decrease in cost of sales, including buying and occupancy costs, as a percentage of net sales, was primarily the result of increased margins. Buying and occupancy costs were 15.7%, 15.6% and 15.4% of net sales for the fiscal years 2003, 2002 and 2001, respectively.

Selling and administrative expenses increased $7,404,000 (12.4%) to $67,184,000 in fiscal 2003 from $59,780,000 in fiscal 2002, and increased $6,226,000 (11.6%) in fiscal 2002 over fiscal 2001. The increases in these expenses for fiscal 2003 and fiscal 2002 are mainly due to increased costs of personnel and benefits, partially resulting from an increase in the number of stores in operation. As a percentage of net sales, these expenses were 21.1%, 20.2% and 19.9% during fiscal 2003, 2002 and 2001, respectively.

Depreciation expense increased $283,000 (8.0%) to $3,811,000 in fiscal 2003 from $3,528,000 in fiscal 2002, and decreased ($648,000) in fiscal 2002 compared to fiscal 2001. The increase in fiscal 2003 was due to the additional fixed assets placed into service from the net opening of 18 new stores. The decrease in fiscal 2002 from fiscal 2001 was principally attributable to the accelerated write-off of leasehold improvements in fiscal 2001.

Operating income decreased ($1,393,000) (3.4%) to $39,201,000 in fiscal 2003 from $40,594,000 in fiscal 2002, and increased $5,529,000 (15.8%) in fiscal 2002 from fiscal 2001. As a percentage of net sales, operating income was 12.3% in fiscal 2003, 13.7% in fiscal 2002 and 13.0% in fiscal 2001. The decrease in fiscal 2003 versus fiscal 2002 was due to the aforementioned decrease in gross profit margin and increase in selling and administrative expenses. The fiscal 2002 versus fiscal 2001 increase was primarily the result of increased margins.

Liquidity and Capital Resources – Consolidated

As of January 31, 2003, the Company had cash and cash equivalents of $152,617,000 compared to $135,252,000 as of January 31, 2002, and $111,649,000 as of January 31, 2001. These funds are invested principally in money market mutual funds and short-term municipal bonds, all of which are fully insured or guaranteed by letters of credit. The Company does not invest for trading purposes. Accordingly, the Company does not believe it has significant exposure to market risk with respect to its investments.

During the past three fiscal years, the Company internally funded all of its operating needs, including capital expenditures for the opening of new stores and the remodeling of existing stores. Total cash provided by operating activities, for fiscal 2003, 2002 and 2001, was $27,612,000, $32,341,000 and $28,380,000, respectively. For fiscal 2003, cash provided by operations was the result of net income increased by depreciation and a reduction in inventory, offset by a net decrease in accounts payable and accrued expenses. For fiscal 2002, cash provided by operations was the result of net income adjusted for the loss on the sale of BMI and noncash charges for depreciation and amortization and changes in operating assets and liabilities, including an increase in trade accounts payable and income taxes payable offset by an increase in merchandise inventories. For fiscal 2001, cash provided by operating activities was the result of net income increased by noncash charges for depreciation and amortization and changes in operating assets and liabilities, including a decrease in prepaid expenses and an increase in trade accounts payable offset by an increase in merchandise inventories. The inventory turnover rate for the apparel business was approximately 3.0, 3.2 and 3.4 times for fiscal 2003, 2002 and 2001, respectively.

Net cash used in investing activities was $4,841,000, $5,256,000 and $4,781,000 for fiscal 2003, 2002 and 2001, respectively. During these fiscal years, these funds were principally used for the opening of new stores and the remodeling of existing stores and in fiscal 2002 were partially offset by the proceeds from the sale of BMI.

Net cash used in financing activities was $5,406,000, $3,482,000 and $2,258,000 for fiscal 2003, 2002 and 2001, respectively. During these fiscal years, these funds were principally used for the payment of dividends on preferred and common stock, partially offset by the proceeds from the exercise of stock options.

The Company believes that internally generated funds will be sufficient to meet its anticipated capital expenditures, none of which are material, and current operating needs. The Company had an unsecured line of credit in the amount of $20,000,000 as of January 31, 2003. Of this amount, $664,000 was outstanding as letters of credit for the purchase of inventory. The Company leases its retail apparel stores, warehouse and office building for periods ranging from one to 20 years. Following is a summary of the Company's contractual obligations for minimum rental payments on its non-cancelable operating leases and minimum payments on its other commitments as of January 31, 2003:

		Payments Due by Period			
	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$144,062,000	$24,148,000	$40,306,000	$31,623,000	$47,985,000
Other commitments	664,000	664,000	—	—	—
Total	$144,726,000	$24,812,000	$40,306,000	$31,623,000	$47,985,000

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Seasonal Nature of Operations

During fiscal 2003, approximately 52% and 59% of the Company's net sales and net income occurred during the last six months, as compared to 54% and 69% of the Company's net sales and net income before effect of the loss on the sale of BMI, respectively, for fiscal 2002. The last six months include the Back-to-School and Christmas selling seasons. See "Quarterly Financial Information (Unaudited)" and the preceding discussion on "Results of Operations-Apparel Business."

Critical Accounting Policies

The financial statements and accompanying notes included elsewhere in this report have been prepared in conformity with accounting principles generally accepted in the United States. This requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on historical experience, analysis of current trends, and various other factors that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Periodically, the Company's accounting policies, assumptions, and estimates are reevaluated and adjustments are made when facts and circumstances warrant. Historically, actual results have not differed materially from those determined using required estimates. The Company's significant accounting policies are described in the notes accompanying the financial statements included elsewhere in this report. However, the Company considers the following accounting policies to be more dependent on the application of estimates and assumptions.

Revenue Recognition: Revenue from merchandise sales is net of returns and allowances and excludes sales tax. The provisions of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," have been applied, and as a result, a reserve is provided for estimated future sales returns that is based on an analysis of actual returns received following the end of each fiscal period. The Company also defers the recognition of layaway sales to the date of delivery. A change in our actual rate of sales returns and layaway sales experience would affect the amount of revenue recognized.

Inventories: Merchandise inventories are valued at the lower of cost or market as determined by the retail inventory method (first-in, first-out method), which is an averaging method that is widely used in the retail industry. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are adjusted based on the effect of markdowns and shrinkage relating to the Company's retail inventories. The use of the RIM will result in valuing inventories at the lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. The RIM calculation involves certain significant management judgments and estimates including, among others, initial merchandise pricing, markup, markdowns, and shrinkage, all of which affect the ending inventory valuation at cost as well as resulting gross margins. Events such as store closings, liquidations, and the general economic environment for retail apparel sales could result in an increase in the level of markdowns, which under the RIM would result in lower inventory values and an increase to cost of goods sold as a percentage of net sales in future periods. In addition, failure to estimate markdowns currently would result in an overstatement of inventory cost under the lower of cost or market principle.

Income Taxes: As part of the periodic financial statement closing process, the Company estimates its income tax liability and assesses the recoverability of deferred tax assets. Income taxes payable are estimated based on enacted tax rates applied to the income expected to be taxed currently. The realizability of deferred tax assets is assessed based on the availability of carrybacks of future deductible amounts and the projection of future taxable income. The Company cannot guarantee that it will be profitable in future years. Historically there have not been significant differences between the estimated tax accrual versus actual amounts.

Quantitative and Qualitative Disclosure About Market Risk

See the first paragraph under the caption "Liquidity and Capital Resources – Consolidated" in this annual report for a discussion regarding quantitative and qualitative disclosures about market risk.

Consolidated Statements of Operations

	Year Ended January 31,		
	2003	2002	2001
Net sales	$317,721,720	$307,582,342	$287,263,105
Costs and expenses:			
Cost of sales, including buying and occupancy costs	207,550,269	200,324,875	190,057,520
Selling and administrative	67,205,182	62,511,260	57,992,175
Depreciation and amortization	3,869,277	3,925,895	4,736,679
Loss on sale of subsidiary	—	7,381,152	—
	278,624,728	274,143,182	252,786,374
Operating income	39,096,992	33,439,160	34,476,731
Other income, principally interest	1,863,502	3,900,582	5,264,089
Income before income taxes	40,960,494	37,339,742	39,740,820
Income tax provision	15,472,000	13,750,000	14,900,000
Net income	$ 25,488,494	$ 23,589,742	$ 24,840,820
Net income per common share			
Basic	$ 1.86	$ 1.74	$ 1.85
Diluted	$ 1.84	$ 1.73	$ 1.83
Weighted average number of common shares outstanding			
Basic	13,672,073	13,546,132	13,378,666
Diluted	13,815,059	13,628,621	13,518,653

See notes to consolidated financial statements.

Consolidated Balance Sheets

	January 31, 2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$152,617,355	$135,251,663
Merchandise inventories	29,911,290	31,041,713
Prepaid expenses and other	2,692,479	2,863,473
Deferred income taxes	1,453,227	1,240,047
Total current assets	186,674,351	170,396,896
Property, Plant and Equipment – at cost		
Land	150,000	150,000
Buildings	2,365,697	4,347,697
Leasehold improvements	42,135,335	39,058,583
Furniture and equipment	17,619,473	17,025,868
	62,270,505	60,582,148
Less accumulated depreciation and amortization	42,409,030	41,554,322
	19,861,475	19,027,826
Other Assets		
Deferred income taxes	4,892,273	4,306,068
Other	1,962,223	2,212,223
Total other assets	6,854,496	6,518,291
	$213,390,322	$195,943,013
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 21,616,666	$ 24,222,316
Accrued expenses and other	9,864,161	9,417,972
Income taxes payable	3,871,945	4,344,448
Total current liabilities	35,352,772	37,984,736
Shareholders' Equity		
Series A preferred stock, par value $1.00 per share: Authorized – 5,000,000 shares Issued and outstanding – 460 shares, liquidation value $460,000	460	460
Common stock, par value $.01 per share: Authorized – 50,000,000 shares Issued – 15,688,290 shares	156,883	156,883
Additional paid-in capital	5,864,790	5,864,790
Retained earnings	184,440,137	164,732,974
	190,462,270	170,755,107
Less common treasury shares, at cost – 2003: 2,003,390; 2002: 2,063,390	12,424,720	12,796,830
	178,037,550	157,958,277
	$213,390,322	$195,943,013

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balances February 1, 2000	$460	$156,883	$5,864,790	$123,390,856	($14,595,264)
Net income				24,840,820	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.20 per share)				(2,680,130)	
Stock options exercised				(1,035)	837,149
Balances January 31, 2001	460	156,883	5,864,790	145,495,311	(13,758,115)
Net income				23,589,742	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.325 per share)				(4,410,593)	
Stock options exercised				113,714	961,285
Balances January 31, 2002	460	156,883	5,864,790	164,732,974	(12,796,830)
Net income				25,488,494	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.425 per share)				(5,816,085)	
Stock options exercised				47,890	372,110
Tax benefit from exercise of stock options				42,064	
Balances January 31, 2003	$460	$156,883	$5,864,790	$184,440,137	($12,424,720)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended January 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 25,488,494	$ 23,589,742	$ 24,840,820
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,869,277	3,925,895	4,736,679
Deferred income tax (benefit) provision	(799,000)	13,000	(56,000)
Loss on retirement of property, plant and equipment	138,021	116,274	199,570
Loss on sale of subsidiary	—	4,611,152	—
Changes in operating assets and liabilities, net of disposition of BMI:			
Decrease (increase) in merchandise inventories	1,130,423	(8,073,992)	(4,467,339)
Decrease in prepaid expenses and other	170,609	164,556	1,064,849
(Decrease) increase in trade accounts payable	(2,605,650)	5,550,856	3,128,250
Increase (decrease) in accrued expenses and other	650,684	(1,361,967)	(455,946)
(Decrease) increase in income taxes payable	(430,439)	3,805,517	(610,881)
Net cash provided by operating activities	27,612,419	32,341,033	28,380,002
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,840,947)	(6,264,862)	(4,780,694)
Proceeds from sale of subsidiary, net of cash retained	—	1,008,769	—
Net cash used in investing activities	(4,840,947)	(5,256,093)	(4,780,694)
Cash flows from financing activities:			
Preferred stock cash dividends paid	(55,200)	(55,200)	(55,200)
Common stock cash dividends paid	(5,469,463)	(4,062,220)	(2,680,130)
Proceeds from exercise of stock options	420,000	1,074,999	836,114
Principal payments under capital lease obligation	(301,117)	(439,400)	(358,782)
Net cash used in financing activities	(5,405,780)	(3,481,821)	(2,257,998)
Increase in cash and cash equivalents	17,365,692	23,603,119	21,341,310
Cash and cash equivalents at beginning of year	135,251,663	111,648,544	90,307,234
Cash and cash equivalents at end of year	$152,617,355	$135,251,663	$111,648,544
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on capital lease obligation	$ —	$ 110,600	$ 191,215
Income taxes, net	$ 15,072,466	$ 12,117,156	$ 13,805,344

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

A. Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements of Deb Shops, Inc. (the "Company") include the accounts of the Company and its subsidiaries, after elimination of all intercompany transactions and accounts.

Background: The Company sells popularly priced fashion apparel for junior and plus-sized females and males through 327 stores. The Company's stores are located in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States.

Management estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Revenue from merchandise sales is net of returns and allowances and excludes sales tax.

Inventories: All apparel merchandise inventories are stated at the lower of cost (first-in, first-out method) or market, as determined by the retail inventory method.

Property, plant and equipment: The provisions for depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of ten years or the remaining term of the lease. Furniture and equipment is depreciated over the lesser of seven years or the remaining term of the lease. Gain or loss on disposition of property, plant and equipment is included in other income. Depreciation and amortization of property, plant and equipment, which includes amortization on a capitalized lease asset, was $3,869,000, $3,783,000 and $4,522,000, for the years ended January 31, 2003, 2002 and 2001, respectively.

Cost of sales: Cost of sales includes the cost of merchandise, buying (including freight costs) and occupancy costs. The cost of handling merchandise is included in selling and administrative costs.

Statements of cash flows: The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. Included in cash and cash equivalents at January 31, 2003 is $151,593,000 of investments in money market mutual funds and short-term municipal bonds. These investments are carried at cost, which approximates market.

Impact of recent accounting pronouncements: On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods for a voluntary transition to the fair-value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board ("APB") Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair-value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair-value method of SFAS 123 or the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 148's amendment of the transition and annual disclosure requirements of SFAS 123 are effective for fiscal years ending after December 15, 2002. The Company has adopted the annual financial statement disclosure requirements of SFAS 148 in fiscal 2003 and will adopt the interim financial statement disclosure requirements in the first quarter of fiscal 2004. The Company will continue to follow APB 25 and related interpretations in accounting for its employee stock-based compensation.

B. Loss on Sale of Subsidiary

Effective September 30, 2001, the Company sold the stock of its subsidiary, Books Management, Inc. ("BMI"). For the eight months ended September 30, 2001, BMI had net sales of $11,897,000 and operating income of $662,000. As a result of the transaction, the Company recorded a pretax loss of $7,381,000 ($4,611,000 net of tax, or a loss per share of ($0.34)).

Notes to Consolidated Financial Statements

C. Earnings Per Share

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted net income per common share computations:

	Year Ended January 31,		
	2003	2002	2001
Net income	$25,488,494	$23,589,742	$24,840,820
Dividends on preferred stock	(55,200)	(55,200)	(55,200)
Income available to common shareholders	$25,433,294	$23,534,542	$24,785,620
Basic weighted average number of common shares outstanding	13,672,073	13,546,132	13,378,666
Effect of dilutive stock options	142,986	82,489	139,987
Diluted weighted average number of common shares outstanding	13,815,059	13,628,621	13,518,653

D. Income Taxes

Income tax provision consists of the following components:

	Year Ended January 31,		
	2003	2002	2001
Current:			
Federal	$13,848,000	$12,132,000	$13,200,000
State	2,423,000	1,605,000	1,756,000
	16,271,000	13,737,000	14,956,000
Deferred:			
Federal	(623,000)	10,000	(49,000)
State	(176,000)	3,000	(7,000)
	(799,000)	13,000	(56,000)
	$15,472,000	$13,750,000	$14,900,000

A reconciliation of the Company's effective income tax rate with the statutory federal rate follows:

	Year Ended January 31,		
	2003	2002	2001
Tax provision at statutory rate	$14,336,000	$13,069,000	$13,909,000
State income taxes, net of federal income tax benefit	1,461,000	1,045,000	1,128,000
Other	(325,000)	(364,000)	(137,000)
	$15,472,000	$13,750,000	$14,900,000

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. The components of deferred tax assets and liabilities are as follows:

	January 31,	
	2003	2002
Deferred tax assets		
Depreciation and amortization	$4,976,000	$4,340,000
Uniform cost capitalization	852,000	746,000
Accrued expenses and other	694,000	605,000
Deferred rent	212,000	174,000
	6,734,000	5,865,000
Deferred tax liabilities		
Prepaid expenses	(305,000)	(286,000)
Other	(84,000)	(33,000)
	(389,000)	(319,000)
	$6,345,000	$5,546,000

E. Leases

The Company leases all of its retail apparel stores for periods ranging from one to 20 years, including renewal options. In most instances, the Company pays real estate taxes, insurance and maintenance costs on the leased properties and contingent rentals based upon a percentage of sales.

The warehouse and office building occupied by the Company is leased from a partnership whose partners include three of the Company's directors including the President and Executive Vice President. The original expiration date was June 14, 2002; however, the lease was amended to extend its term through June 14, 2007. The amended arrangement is accounted for as an operating lease. Prior to the extension, the agreement was classified as a capital lease. At January 31, 2002, the underlying warehouse and office building had a net book value of $33,000 and the lease had net minimum rental commitments of $301,000. Rent expense recognized in conjunction with the operating lease in fiscal 2003 was $321,000. Interest expense related to the capital lease obligation amounted to $111,000 and $191,000 for the years ended January 31, 2002 and 2001, respectively, and is included in selling and administrative expenses.

Future minimum rental commitments for all non-cancelable leases at January 31, 2003 are as follows:

	Operating Leases
2004	$ 24,148,000
2005	21,265,000
2006	19,041,000
2007	17,811,000
2008	13,812,000
Thereafter	47,985,000
Total minimum rental commitments	$144,062,000

Total rental expense under operating leases amounted to $26,235,000, $25,135,000 and $23,102,000 in fiscal 2003, 2002 and 2001, respectively. Such amounts include contingent rentals based upon a percentage of sales of $2,464,000, $2,532,000 and $2,370,000 in fiscal 2003, 2002 and 2001, respectively.

F. Stock Option Plan

In February 2002, the Company adopted the Deb Shops, Inc. Incentive Stock Option Plan As Amended and Restated Effective January 1, 2002 (the "Plan"). The Board of Directors, together with the Company's Stock Option and Compensation Committees, administer the Plan. Under the Plan, options to purchase up to 3,000,000 shares of the Company's common stock, par value $.01 per share, may be granted to employees or non-employee directors on the basis of contributions to the operations of the Company. The price payable for the shares of common stock under each stock option are fixed by the Board or the applicable Committee at the time of grant, but will be no less than 100% of the fair market value of the Company's common stock at the time the stock option is granted. Options are exercisable commencing one year after the date of grant, subject to such vesting requirements as the Board or the applicable Committee may specify. The granted options expire through February 2009. There were 773,500 options reserved for future grant under the Plan as of January 31, 2003.

	Options	Weighted Average Exercise Price
Outstanding, February 1, 2000	355,000	$ 6.11
Exercised	(135,000)	(6.19)
Cancelled	(5,000)	(7.00)
Outstanding, January 31, 2001	215,000	6.95
Exercised	(155,000)	(6.94)
Outstanding, January 31, 2002	60,000	7.00
Granted	1,426,500	23.77
Exercised	(60,000)	(7.00)
Cancelled	(45,000)	(23.75)
Outstanding, January 31, 2003	1,381,500	$23.77

The remaining contractual life of the outstanding options ranges from 4.1 to 6.1 years. None of the options were exercisable as of January 31, 2003.

The Company applies APB 25 and related interpretations in accounting for the Plan. In 1996, the FASB issued SFAS 123, which established a fair-value method of accounting for stock-based compensation plans. Consistent with the provisions of SFAS 123, the Company continued to account for stock-based compensation using the intrinsic value method, while disclosing the impact that the recognition of compensation cost consistent with the provisions SFAS 123 would have had on the financial statements. As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of SFAS 148 in fiscal 2003. The Company continues to account for stock-based compensation using the intrinsic value method, and has adopted the additional disclosure requirements of SFAS 148 in the current year.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The model used the following assumptions:

	Fiscal 2003 Grants	Fiscal 1999 Grants
Expected life	Five years	Five years
Risk-free interest rate	4.3%	4.2%
Volatility	42.4%	41.7%
Dividend yield	1.7%	2.9%

For purposes of pro forma disclosure, the estimated fair value of the options, $8.84 for the fiscal 2003 grants and $2.34 for the fiscal 1999 grants, is amortized to expense over the assumed vesting period of the options.

Had the Company recognized compensation cost for the Plan consistent with the provisions of SFAS 123, the Company's net income and basic and diluted net income per common share would have been adjusted to the following pro forma amounts:

	Year Ended January 31,		
	2003	2002	2001
Net income as reported	$25,488,494	$23,589,742	$24,840,820
Stock-based employee compensation cost	(4,038,246)	—	(191,197)
Pro forma net income	$21,450,248	$23,589,742	$24,649,623
Basic net income per common share, as reported	$ 1.86	$ 1.74	$ 1.85
Pro forma basic net income per share	$ 1.56	$ 1.74	$ 1.84
Diluted net income per common share, as reported	$ 1.84	$ 1.73	$ 1.83
Pro forma diluted net income per common share	$ 1.56	$ 1.73	$ 1.83

G. Commitments and Contingencies

The Company had an unsecured line of credit in the amount of $20,000,000. As of January 31, 2003, $664,000 was outstanding as letters of credit for the purchase of inventory.

Two of the Company's employees have employment agreements that provide, among other things, a base salary plus bonuses of 4% and 2%, respectively, of the improvement in the operating results of the Company's apparel business. No such bonuses were earned for the fiscal year ended January 31, 2003. The agreements are applicable through fiscal 2007.

Bonuses of $332,000 were earned under similar agreements for fiscal 2002 and are included in accrued expenses on the accompanying consolidated balance sheet as of January 31, 2002.

The Company is subject to legal proceedings, employment issues and claims that arise in the ordinary course of its business. In the opinion of management, after consultation with outside legal counsel, the ultimate disposition of such proceedings is not expected to have a materially adverse effect on the Company's consolidated financial position or results of operations.

Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales				
2003	$76,964	$76,682	$81,232	$82,843
2002	$70,011	$72,490	$80,465	$84,616
Cost of sales, including buying and occupancy costs				
2003	$55,629	$47,807	$58,572	$45,543
2002	$51,097	$47,523	$57,917	$43,788
Net income (loss)				
2003	$ 3,284	$ 7,268	$ 3,255	$11,682
2002	$ 2,974	$ 5,788	($ 289)[1]	$15,117
Basic net income (loss) per share				
2003	$ .24	$ .53	$ .24	$ .85
2002	$ .22	$ .43	($ .02)[1]	$ 1.11
Diluted net income (loss) per share				
2003	$ .24	$ .52	$ .24	$ .84
2002	$ .22	$ .42	($ .02)[1]	$ 1.11
Cash dividends declared per common share				
2003	$ .075	$ .150	$ .100	$ .100
2002	$ .050	$ .125	$ .075	$ .075

Amounts are computed independently for each of the quarters presented and therefore may not sum to the totals for each of the years.

[1]As more fully described in Note B to the consolidated financial statements, the net loss for the third quarter of fiscal 2002 includes a $4.6 million loss ($0.34 per share) relating to the sale of the Company's BMI subsidiary.

Common Stock

The following table sets forth quarterly high and low sales prices for the two most recent fiscal years:

	Market Price			
	Fiscal 2003		Fiscal 2002	
	High	Low	High	Low
1st Quarter	$29.990	$23.650	$22.700	$15.500
2nd Quarter	$33.779	$27.320	$24.200	$18.000
3rd Quarter	$29.100	$19.110	$25.750	$19.230
4th Quarter	$26.469	$20.000	$26.850	$22.670

As of April 10, 2003, there were 194 record holders and approximately 1,291 beneficial holders of the Company's Common Stock.

The Company paid regular quarterly dividends for each of the two most recent fiscal years. The per-share amount of the quarterly dividends paid in each of the first two quarters of fiscal 2002 was $0.05 and in each of the last two quarters of fiscal 2002 and in each of the first two quarters of fiscal 2003 was $0.075. The per-share amount of the quarterly dividends paid in each of the last two quarters of fiscal 2003 was $0.10. The Company also paid special dividends of $0.05 per share in the third quarters of fiscal 2002 and 2003. The Company intends to follow a policy of regular quarterly dividends, subject to earnings, capital requirements and the operating and financial condition of the Company, among other factors.

Corporate Information

Directors

Marvin Rounick
President, Chief Executive Officer

Warren Weiner
Executive Vice President, Secretary and Treasurer

Jack A. Rounick, Esq.
Counsel to the Firm,
Wolf, Block, Schorr and Solis-Cohen LLP

Ivan Inerfeld
Chairman, Interactive Enterprise Limited, a broadband infrastructure company.

Barry H. Feinberg
President, The Feinberg Group, a private equity investment company.
President and Chief Executive Officer, Consolidated Vision Group, Inc., a retailer of optical products.

Barry H. Frank, Esq.
Partner, Pelino and Lentz, PC

Officers

Marvin Rounick
President, Chief Executive Officer

Warren Weiner
Executive Vice President, Secretary and Treasurer

Allan Laufgraben
Senior Vice President, Merchandising

Lewis Lyons, CPA
Senior Vice President, Finance and Assistant Secretary

Barry J. Susson, CPA
Chief Financial Officer

Barry Vesotsky
Vice President, Merchandising

Stanley A. Uhr, Esq.
Vice President, Real Estate and Corporate Counsel

Stephen P. Smith
Vice President, Information Systems

Joan M. Nolan
Controller

Corporate Offices

9401 Blue Grass Road
Philadelphia, Pennsylvania 19114

Counsel

Wolf, Block, Schorr
and Solis-Cohen LLP
Philadelphia, Pennsylvania

Auditors

Ernst & Young LLP
Philadelphia, Pennsylvania

Transfer Agent and Registrar

American Stock Transfer
and Trust Company
New York, New York

Stock Listing

The common stock of Deb Shops, Inc. is traded on The Nasdaq Stock Market® under the symbol DEBS


DEBS
NASDAQ
LISTED

A copy of the Company's Annual Report on Form 10-K will be furnished without charge to any shareholder upon written request to the Financial Relations Department at the Company's corporate offices.

Deb Shops, Inc.
9401 Blue Grass Road
Philadelphia, Pennsylvania 19114
215-676-6000
www.debshops.com